09055825

RECD S.E.C.
FEB 27 2009
503

Fg
3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

~~Client Name~~ **Strategic Point Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 West Exchange Street, Suite 300
(No. and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Felice, Chief Financial Officer — 401-273-1500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
(Name - *if individual, state last, first, middle name*)

10 Weybosset Street, Suite 700	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrea Felice, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to Strategic Point Securities, LLC as of and for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Andrea Felice
Signature

CFO
Title

2/26/09
Date

Subscribed and sworn to before me this 26 day of February, 2009

Christine H Canapari
Notary Public

CHRISTINE H. CANAPARI
Notary Public-State of Rhode Island
My Commission Expires
November 09, 2011

Commission expires

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Member's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l) An Oath or Affirmation
( ) (m) A Copy of the SIPC Supplemental Report
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) (o) Independent Auditors' Report on Internal Control

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

TABLE OF CONTENTS

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Independent Auditors' Report

Member
Strategic Point Securities, LLC
(a Limited Liability Company)
Providence, Rhode Island

We have audited the accompanying statement of financial condition of Strategic Point Securities, LLC (a Limited Liability Company) (a wholly-owned subsidiary of Strategic Point Holdings, LLC) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Point Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.

Providence, Rhode Island
February 25, 2009

10 Weybosset Street ■ Suite 700 ■ Providence, Rhode Island 02903 ■ Tel (401) 421-4800 ■ 1-800-927-LGCD ■ Fax (401) 421-0643

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2008

ASSETS

Cash	$	138,697
Deposit with clearing broker-dealer		25,000
Due from affiliates		12,197
Prepaid expenses		10,525
Goodwill		190,995
Intangible assets, less accumulated amortization		439,857
	$	817,271

LIABILITY AND MEMBER'S EQUITY

Liability, accounts payable	$	4,408
Member's equity		812,863
	$	817,271

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 827,265
Other income:	
Rebates from clearing broker-dealer	34,835
Interest	4,126
	866,226
Expenses:	
Employee compensation and benefits	140,441
Clearing broker charges	28,154
Overhead charges	29,747
Amortization of intangible assets	41,228
Management fees	20,126
Professional fees	24,797
Other operating expenses	1,758
	286,251
Net income	$ 579,975

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

Balance, January 1, 2008	$ 836,955
Net income	579,975
Contribution	60,933
Distributions to Member	(665,000)
Balance, December 31, 2008	$ 812,863

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ 579,975
Amortization	41,228
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in due from affiliates	(12,197)
Decrease in:	
Receivable from clearing broker-dealer	32,709
Prepaid expenses	686
Accounts payable	(59,456)
Net cash provided by operating activities	582,945
Cash used in financing activities, distributions to Member	(665,000)
Net decrease in cash	(82,055)
Cash and cash equivalents, beginning of year	220,752
Cash, end of year	$ 138,697
Supplemental disclosure, noncash investing and financing activities:	
Contribution related to goodwill	$ 60,933

See notes to financial statements.

1. Organization and summary of significant accounting policies:

Strategic Point Securities, LLC (the Company) is a wholly-owned subsidiary of Strategic Point Holdings, LLC (the Member). The Member is a wholly-owned subsidiary of Focus Operating, LLC, which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage services to customers of a subsidiary of the Member operating as an investment advisory company registered with the SEC and various state securities and other agencies providing financial advisory services to affluent and emerging affluent individuals, employee benefit plans, and corporate and nonprofit entities, located principally in Rhode Island.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2008, the Company had no cash equivalents.

Goodwill and intangible assets:

The Company evaluates goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds its implied fair value.

The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset.

Securities transactions:

The Company buys and sells securities for customers of a subsidiary of the Member by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

Commissions:

Commissions revenue and related clearing expenses are recorded on a settlement-date basis as security transactions occur, which approximates a trade-date basis. Other commissions are recorded when earned.

1. Organization and summary of significant accounting policies (continued):

Recent accounting pronouncement:

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. FAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FAS 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, which permits a one-year deferral for the implementation of FAS 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted FAS 157 for the fiscal year beginning January 1, 2008, except for goodwill, for which delayed application is permitted until the fiscal year beginning January 1, 2009. The Company is currently assessing the potential effect of the adoption of the remaining provisions of FAS 157 on its financial position, results of operations and cash flows.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since members of the Member will include the Company's income or loss, whether or not distributed, in their income tax returns.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 requires the Company to assess the merits of its income tax positions. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to allow it to, among other things, develop guidance on the application of FIN 48 by pass-through entities such as the Company. The Company has elected this deferral and will be required to adopt FIN 48 effective January 1, 2009. The Company does not expect the adoption of FIN 48 to have a material effect on its financial statements.

1. Organization and summary of significant accounting policies (continued):

Income taxes (continued):

Liability and rights of the Member:

The Member is not:

(i) personally liable for debts, obligations or liabilities of the Company;

(ii) obligated to cure any deficit account;

(iii) required to return all or any portion of any capital contribution; or

(iv) required to lend funds to the Company.

2. Business acquisition:

Effective January 23, 2006, Focus acquired 100% of the membership interests in the Member (the Business Acquisition). As part of the Business Acquisition, Focus was required to pay additional purchase price consideration to the seller upon the occurrence of certain events, as defined in the Contribution and Purchase Agreement entered into by and between the seller and Focus, as of December 31, 2008. As a result of the occurrence of such events as of December 31, 2008, Focus was required to pay additional aggregate purchase price consideration of $553,993, consisting of cash and restricted common units in Focus.

Focus owns the Member, and the Member owns the Company and two related entities. Generally accepted accounting principles require that the fair value of the assets acquired and liabilities assumed by Focus in the Business Acquisition be determined and that the allocable portion related to the Company be recorded in the Company's financial statements. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," purchase price consideration in excess of the negative goodwill initially recognized as of the acquisition date is recognized as an additional cost of acquisition. As a result of the additional purchase price consideration due to the seller by Focus, $60,933 of goodwill was allocated to and recognized by the Company based on the Company's share of revenues as a percentage of the Member's and its subsidiaries' aggregate revenues. There were no other changes in goodwill during the year ended December 31, 2008.

3. Related party transaction:

The Company has entered into an expense-sharing agreement with its Member under which the Company is required to reimburse the Member for its allocable share of expenses, including management fees payable under a contractual arrangement entered into by the Member, as determined by the Member. For the year ended December 31, 2008, the Member allocated to the Company $48,856 of expenses. Amounts allocated by the Member and charged to the Company have been classified in the accompanying statement of income based on their natural classification.

4. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $159,289, which was $109,289 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .028 to 1.

The Company also is subject to other rules and regulations of the SEC and rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation. At December 31, 2008, a regulatory examination by FINRA was in process and on January 23, 2009, FINRA issued an Acceptance Waiver and Consent as a result of its regulatory examination, which has no material financial impact on the Company.

5. Intangible assets:

At December 31, 2008, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization
Customer lists	$ 281,189	$ 81,424
Management contract	258,694	37,455
Trademarks	22,045	3,192
Total	$ 561,928	$ 122,071

5. Intangible assets (continued):

Amortization is provided using the straight-line method over a 10-year estimated useful life for customer lists, a 20-year estimated useful life for the management contract, and a 20-year estimated useful life for trademarks. Amortization expense for each of the years ending December 31, 2009 through 2013 is estimated to total approximately $42,000.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

Net capital:	
Total member's equity and total qualified for net capital	$ 812,863
Deductions and/or charges:	
Non-allowable assets:	
Due from affiliates	12,197
Prepaid expenses	10,525
Goodwill	190,995
Intangibles, net of accumulated amortization	439,857
Net capital before haircuts on securities positions (tentative net capital)	159,289
Haircuts on securities	- 0 -
Net capital	$ 159,289
Aggregate indebtedness:	
Accounts payable	$ 4,408
Total aggregate indebtedness	$ 4,408
Minimum net capital required (greater of $50,000 or 6.66% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 109,289
Excess net capital at 1,000%	$ 158,848
Ratio, aggregate indebtedness to net capital	.028 to 1

The material difference between the above compilation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008 was a reduction of accounts payable and accrued expenses of $42,436.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Independent Auditors' Report on Internal Control

Member
Strategic Point Securities, LLC
(a Limited Liability Company)
Providence, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedule of Strategic Point Securities, LLC (a Limited Liability Company) (the Company) (a wholly-owned subsidiary of Strategic Point Holdings, LLC) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

10 Weybosset Street ■ Suite 700 ■ Providence, Rhode Island 02903 ■ Tel (401) 421-4800 ■ 1-800-927-LGCD ■ Fax (401) 421-0643

Member
Strategic Point Securities, LLC
(a Limited Liability Company)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Member
Strategic Point Securities, LLC
(a Limited Liability Company)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.

Providence, Rhode Island
February 25, 2009

LGCD

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

10 Weybosset Street ▪ Suite 700 ▪ Providence, Rhode Island 02903 ▪ Tel (401) 421-4800 ▪ 1-800-927-LGCD ▪ Fax (401) 421-0643

STRATEGIC POINT SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2008